UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Midatech Pharma PLC

File No. 1-37652 - CF #33705

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Midatech Pharma PLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F on April 14, 2016.

Based on representations by Midatech Pharma PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.16	through August 8, 2024
Exhibit 4.17	through August 8, 2024
Exhibit 4.18	through August 8, 2024
Exhibit 4.19	through September 7, 2022
Exhibit 4.20	through April 13, 2026
Exhibit 4.21	through October 25, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary